                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)



                             VendingData Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   92261Q 10 3
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                                 (CUSIP Number)


           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 26, 2002
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

------------------- ---------------------------------- -------------------------
CUSIP NO.                          92261Q 10 3                 PAGE 2 OF 4 PAGES
------------------- ---------------------------------- -------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    James E. Crabbe; James E. Crabbe Revocable Trust
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                    Not applicable
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Nevada
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER
                                      28,427,878 shares
                        ------- ------------------------------------------------
      NUMBER OF           8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY                     0 shares
       OWNED BY         ------- ------------------------------------------------
         EACH             9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                        23,565,635 shares
         WITH           ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                      0 shares
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    28,427,878 shares
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                                [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    73.22%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                    IN; OO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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         This Amendment No. 11 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated June 7, 1999, the Amendment No. 1 dated August 25, 1999, the Amendment No. 2 dated May 30, 2000, the Amendment No. 3 dated July 14, 2000, the Amendment No. 4 dated September 29, 2000, the Amendment No. 5 dated October 9, 2000, the Amendment No. 6 dated January 1, 2001, the Amendment No. 7 dated February 1, 2001, the Amendment No. 8 dated August 13, 2001, the Amendment No. 9 dated October 5, 2001, and the Amendment No. 10 dated January 1, 2002 (together, the "Schedule 13D") with respect to the beneficial ownership by the James E. Crabbe Revocable Trust (the "Trust") and James E. Crabbe, an individual and trustee of the Trust, of the common stock, $.001 par value, of VendingData Corporation, a Nevada Corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              See response to Item 4, "Purpose of the Transaction."

ITEM 4.  PURPOSE OF TRANSACTION

         The filing of this Amendment No. 11 to Schedule 13D is a result of the cancellation of the Trust's May, 2000, 9.5% Convertible Note (the "May Note") that was convertible into 384,615 shares of the Company's $.001 par value common stock at a conversion price of $2.60 per share. As the May Note was due and payable, the Company replaced the May Note with a short-term, non-convertible note.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

              a-b.    AGGREGATE BENEFICIAL OWNERSHIP.

                                      PRESENTLY OWNED            PERCENTAGE
                                     ------------------------------------------
         ole Voting Power                 28,427,878                73.22%
         hared Voting Power                        0                 0.00%
         ole Dispositive Power            23,565,635                60.69%
         hared Dispositive Power                   0                 0.00%
                                     ------------------------------------------
         otal Beneficial Ownership        28,427,878                73.22%

         The sole voting power of Mr. Crabbe consists of 97,116 shares of the Company's common stock held by the Richard S. Huson GST Exempt Trust U/T/A dated 9/4/98 (for which the voting power was transferred to Mr. Crabbe pursuant to the Durable Power of Attorney dated November 12, 1999), 1,545,339 shares held by the Richard S. Huson Marital Trust U/T/A dated 9/4/98 (for which the voting power was transferred to Mr. Crabbe pursuant to the Durable Power of Attorney dated October 9, 2000), 3,219,788 shares held by Yvonne M. Huson, individually (for which the voting power is held by Mr. Crabbe pursuant to the Durable Power of Attorney dated October 9, 2000) and 23,565,635 shares over which Mr. Crabbe possesses the sole dispositive power.

         The sole dispositive power of Mr. Crabbe consists of 22,870,328 shares of the Company's common stock issued directly to Mr. Crabbe, 442,307 shares issuable to the Trust upon the conversion of certain convertible notes, 250,000 shares issuable to the Trust upon the exercise of certain warrants and 3,000 shares issuable to Mr. Crabbe upon exercise of options granted pursuant to the Company's 1999 Directors' Stock Option Plan.

                                       3
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              The percentages reflect the percentage share ownership with respect to 38,129,072 shares, the number of shares of the Company's common stock outstanding as of August 30, 2002.

1.       ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

              Not applicable.



                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   JAMES E. CRABBE,
                                            an individual
Dated:   August 30, 2002           By:    /s/ Stacie L. Brown
                                          --------------------------------------
                                          Stacie L. Brown, Attorney-in-Fact for
                                          James E. Crabbe, an individual



                                   JAMES E. CRABBE REVOCABLE TRUST
Dated:   August 30, 2002           By:    /s/ Stacie L. Brown
                                          --------------------------------------
                                          Stacie L. Brown, Attorney-in-Fact for
                                          James E. Crabbe, Trustee for the James
                                          E. Crabbe Revocable Trust


                                       4